United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

HORMEL FOODS

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

December 18, 2024

Dear fellow shareholders,

We write in response to the Board of Directors’ recommendation against our shareholder proposal requesting that Hormel Foods set measurable, timebound targets for increasing group sow housing across its supply chain—Item 4 in the company’s proxy statement. While we believe the proposal is straightforward and speaks for itself, we’ve identified significant inconsistencies in the Board’s opposition statement that undermine the company’s position and raise concerns about potential risks to Hormel and its shareholders. Thus, we provide this brief note.

For context, gestation crate confinement is one of the most inhumane and controversial practices in agriculture—and has been widely regarded as such for decades.

Locked in these cages, sows spend their lives unable to even turn around. They face the same direction—day after day, week after week, month after month—able to take no more than just a step or two forward or backward.

This confinement raises issues far beyond just humane animal treatment though.

As our proposal notes, eleven U.S. states have laws that require group sow housing—and for good reason. In a successfully defended case challenging one such law, a group of public health experts filed a lengthy scientific brief with the U.S. Supreme Court on the dangers of gestation crates. The group included the American Public Health Association, the Infectious Diseases Society of America, the Center for Food Safety, the Consumer Federation of America, the then-Chair of the National Academies of Sciences, Engineering, and Medicine’s One Health Action Collaborative, and others.

We encourage people to read the brief in full (available online at www.bit.ly/SupremeCourtBrief), but the following are among its key discussion headings:

•	“The Intensive Confinement of Sows Poses a Profound Danger to Food Safety and Public Health.”
•	“Intensive Confinement of Sows is Directly Linked to Contaminated Pork, a Major Source of Foodborne Illness in the U.S.”
•	“Intensively Confined Sows Experience Severe Stress, Which Suppresses Their Immune Function and Facilitates the Growth and Increased Virulence of Pathogens in Their Bodies.”
•	“Piglets Born to Intensively Confined Sows are More Likely to Have Suppressed Immune Function.”
•	“The Intensive Confinement of Sows Increases Pathogen Virulence and Facilitates the Transmission of Pathogens and Disease to Humans.”

Thus, it’s unsurprising that according to SASB Standards, by “increasing the amount of food supply sourced in conformance with...animal welfare standards and best practices” companies may be able to “maintain food quality, manage food safety issues, enhance their reputation and expand their market share.”

Against that backdrop, consider that Hormel’s professed commitment to animal care throughout its supply chain simply doesn’t comport with the fact that it continues allowing its suppliers to use gestation crates. This is a critical fact given the materiality of animal welfare to meat producers—and the above concerns related specifically to gestation crates.

Hormel’s longtime claims about holding suppliers to high animal care standards are seriously questionable given that the company uses one standard (group housing) on its single company-owned sow farm but lets suppliers use a far lesser standard that doesn’t even let animals turn around for virtually their entire lives (gestation crates).

For example, in one promotional video, Hormel touts that its suppliers share Hormel’s commitment to “unwavering animal welfare standards.”

Similarly, Hormel’s Animal Stewardship Policy says this: “We have developed industry-leading standards…to create a blueprint that ensures every animal is raised in a healthy environment and treated with care, respect and compassion throughout their entire life.” Regarding suppliers, it continues: “Our network of family farm suppliers understands and shares these values.” [Emphases added.]

Responding to an undercover animal cruelty investigation, Hormel said it’s “committed to animal care and has high standards and policies with our suppliers. We have a zero tolerance policy for the inhumane treatment of animals, and we remain dedicated to the highest standards for animal care and handling.” [Emphases added.]

In a 2020 statement, the company said: “Hormel Foods has incredibly high standards for animal welfare and our Animal Stewardship Principles demonstrate our commitment to animal welfare throughout our supply chain.” [Emphases added.]

The press release announcing its 2020 Corporate Responsibility Report (CRR) touts its “high standards” of animal care “throughout” its supply chain, as does the one announcing its 2021 CRR.

Even going back nearly two decades, Hormel has been making these types of claims.

For example, its 2008 CRR says it’s “committed to initiating and implementing the highest animal welfare practices in the industry” and refers to ensuring “industry-leading animal welfare and husbandry practices.” That goes for suppliers too, supposedly. “We hold our company management staff and the independent producers who supply animals to Hormel Foods to high standards,” it says. [Emphases added.]

And in the 2012 CRR, Hormel said again that it “employs industry-leading animal care practices when raising livestock at our facilities, and we require that our suppliers do the same.” [Emphasis added.]

Indeed, an examination of Hormel’s current and past statements about animal welfare finds the company repeatedly delivering the same message: that Hormel has high (sometimes claiming “the highest”) animal care standards and requires the same of its suppliers.

However, while sows on Hormel’s one company owned farm live together in groups with enough room to turn their bodies around, year after year, Hormel continues allowing its suppliers to do the opposite. It simply doesn’t add up.

There are also inconsistencies in Hormel’s claims about supply chain control.

In addition to the above statements, Hormel repeatedly emphasizes (including in its opposition statement to our proposal) its commitment to animal welfare by citing its Supplier Code of Conduct, Farm Animal Care and Treatment Specifications, and third-party audits as supposed evidence of rigorous supply chain oversight.

For example, Hormel references the PQA Plus program as evidence of its commitment. But this program—like the company’s own animal care specifications and audits—allows gestation crates, which is the fundamental concern of our proposal and the most controversial practice in all of pork production.

Moreover, that the company claims to maintain “high standards” of animal welfare “throughout” its supply chain suggests substantial influence over its suppliers. Yet, when addressing the specific issue of gestation crates, the Board suddenly—and without explanation—shifts its stance, arguing that Hormel lacks the control necessary to effectively move its suppliers toward group housing.

This obvious contradiction is troubling. If Hormel has the ability to enforce compliance on various other animal welfare and food safety standards, it clearly has the leverage to drive improvements in sow housing.

And what if Hormel’s claims about its lack of supply chain control regarding gestation crates were true?

Hormel’s claim (again, made without adequate explanation) that it lacks sufficient control over suppliers to set group housing targets defies not only its repeated claims about implementing high animal welfare standards but also the logical fact of the leverage that derives from its sheer purchasing power. But if the claim were true, it would raise serious concerns for shareholders.

A lack of control over its own supply chain could expose Hormel to significant risks, including those related to quality assurance, product safety, regulatory non-compliance, and reputational damage.

If Hormel truly lacks the power to guide supplier practices (especially on an issue that’s faced so much regulation and scrutiny over the last 20 years), this should alarm investors to the core, as it suggests deep vulnerabilities within Hormel’s supply chain management. Thus, if we take Hormel’s assertion to be accurate, we believe it would only strengthen the need to support this proposal, in order to send management a clear message that the company must gain sufficient control of its supply chain to ensure accountability on critical matters such as this one.

Our proposal presents a reasonable, incremental approach to mitigating risks.

The proposal simply requests that Hormel establish measurable, timebound targets for increasing the use of group sow housing—not for converting the entire supply chain to group housing overnight (or ever). This modest, incremental request allows for flexibility and gradual progress.

Our proposal is designed to be both practical and achievable. By setting clear targets for increasing group housing, Hormel can take a phased approach to improving animal welfare without imposing unrealistic demands on its suppliers. The Board’s opposition statement suggests that any action on this issue would be too burdensome, yet our request is only for Hormel to set goals for progress.

Establishing these targets would allow Hormel to gradually align its supply chain with evolving industry standards, consumer expectations, and government regulations—thereby mitigating potential reputational, regulatory, safety, and competitive risks. This approach is about taking steps toward continuous improvement, not about mandating an all-or-nothing shift.

Indeed, setting incremental targets will enable the company to adapt to regulations and customer demands more smoothly and protect its long-term profitability—while failing to take even modest steps in this direction could leave Hormel exposed to risk and financial losses.

In Conclusion…

The Hormel Foundation controls approximately 48% of Hormel’s voting power and can therefore almost unilaterally ensure our commonsense proposal is not adopted. But we believe a strong vote from other shareholders would signal to management that it should move forward in addressing this matter.

Thank you for your attention and consideration. We’re not asking for and can’t accept your proxy. Please vote FOR Item 4.